December 19, 2014

Via EDGAR and Hand Delivered

Correspondence Relating to Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn:	Loan Lauren P. Nguyen

Special Counsel

RE:	Kenon Holdings Ltd.

Registration Statement on Form 20-F

Filed on November 25, 2014

CIK No. 0001611005

Dear Ms. Nguyen:

On behalf of our client Kenon Holdings Ltd. (the “Company”, or “Kenon”, and including each of the companies that will become subsidiaries of the Company in connection with the spin-off, the “Group”), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 10, 2014 (the “Fourth Comment Letter”), with respect to the registration statement filed with the Commission on November 25, 2014 (the “Registration Statement”), which amended the Company’s draft Registration Statement on Form 20-F (the “Draft Registration Statement”), originally submitted to the Commission on a confidential basis on June 20, 2014.

Concurrently with the submission of this response letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement on Form 20-F, CIK No. 0001611005 (the “Amendment”). The Amendment includes revised disclosure in response to the Staff’s comments, as noted herein, and also includes other changes to reflect developments in the businesses of the Company. For the Staff’s convenience, we will deliver three copies of the Amendment marked to show all revisions to the Registration Statement.

In addition, the Company would like to update the Staff on the status of its holdings in Petrotec. In December 2014, IC Green, a wholly-owned subsidiary of the Company, agreed to sell its equity interest in Petrotec. We note, for the benefit of the Staff, that Petrotec is not a significant subsidiary, as defined in Section 210.1-02(w) of Regulation S-X. As such, no pro forma financial information is required to be prepared under Article 11 of Regulation S-X (e.g. Petrotech represented only 1% of the Company’s assets as of June 30, 2014).

The Company advises the Staff that it has revised disclosure throughout the Amendment to reflect these developments.

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Fourth Comment Letter and, to facilitate the Staff’s review, we have restated the Staff’s comments in italics below. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Loan Lauren P. Nguyen

December 19, 2014

General

1.	We note your response to comment 9 of our letter dated August 28, 2014. In your response, you provide an analysis of the company’s investment company status under Section 3(a)(1)(C) of the Investment Company Act of 1940 based on the anticipated outcome of future transactions. Please provide this analysis, including the necessary calculations, based on the company’s current asset composition on an unconsolidated basis.

Response:

The Company does not hold itself out as being, and is not actually, engaged primarily in the business of investing, reinvesting, or trading in securities. The Company, through its wholly-owned subsidiary IC Power and its majority-owned subsidiary (as defined in the Investment Company Act of 1940 (the “1940 Act”), a “Majority-Owned Subsidiary”) Qoros (which are collectively identified in the Amendment as the Company’s “primary businesses”), is primarily engaged in the power generation and automotive businesses. In addition, the Company does not hold “investment securities” (as defined in the 1940 Act) having a value exceeding 40% of the value of the Company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis, which the Company refers to as its “adjusted net assets” for the purposes of determining compliance with Section 3(a)(1)(C) of the 1940 Act.

As described in detail on page 14 of the Amendment:

•	The Company’s assets (on an unconsolidated basis) consist of its ownership interests in seven businesses: five Majority-Owned Subsidiaries (as defined in the 1940 Act), a 31% interest in Tower and a 32% interest in ZIM. These are the Company’s only assets other than cash and cash equivalents (on an unconsolidated basis).

•	The value of the Company’s total assets for purposes of determining compliance with Section 3(a)(1)C) of the 1940 Act was $1.35 billion as of June 30, 2014. This value consists of the book value of the Company’s interests in each of its seven businesses, other than with respect to Tower and Petrotec, whose fair market value, which is based upon the closing price of their shares on the NASDAQ and Frankfurt Stock Exchange, respectively, has been used. The Company believes its usage of the book value for the other assets provides the Company with a conservative estimate of the fair market value, as the book value of each of these businesses is at least equal to, and likely greater than, the fair market value of these businesses.

On the basis of the foregoing, as of June 30, 2014 approximately 27% of the value of the Company’s adjusted net assets consists of investment securities in the form of non-majority interests held by the Company in Tower and ZIM. The remainder of the Company’s assets are held in wholly-owned subsidiaries and Majority-Owned Subsidiaries. The Company’s primary businesses, IC Power and Qoros, represent 49% and 20% of the Company’s adjusted net assets, respectively. Accordingly, the Company is not an investment company, as defined under Section 3(c)(1) of the 1940 Act.

2.	Several statements in your filing and in your response to comment 9 of our letter dated August 28, 2014 suggest that the company secures control of its subsidiaries for the purpose of making a profit on the sale of the controlled companies’ securities. Please provide an analysis as to why the company is not a “special situation investment company.” Among other materials, please refer to Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 at nn. 19-20 & accompanying text (Nov. 13, 1979).

Response:

As discussed above, the Company is primarily engaged, through its wholly-owned subsidiary IC Power and its Majority-Owned Subsidiary Qoros (the Company’s “primary businesses”), in the power generation and automotive businesses, respectively. In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment, primarily on pages 12, 14-15, 97, 102-104, 106-107 and 180-181 to clarify the nature of the Company’s interests in, operation of and intentions with respect to its primary and non-primary businesses, and avoid any incorrect impression that the Company may be engaged in the business of securing control of other companies primarily for the purpose of making a profit in the sale of the controlled companies’ securities.

Loan Lauren P. Nguyen

December 19, 2014

In the release proposing Rule 3a-1 of the 1940 Act, the Commission stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.” See Rule 3a-1 Proposing Release, Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (Nov. 13, 1979).

The Commission has distinguished a holding company that would be eligible to rely upon the exclusions provided by Sections 3(b)(1) or 3(b)(2) of the 1940 Act from a special situation investment company, noting that “a holding company generally secures control of other companies primarily for the purpose of engaging in the other company’s line of business.” See Rule 3a-1 Proposing Release, Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 at n.19 (Nov. 13, 1979). The Commission has explained that for a holding company to be excluded by Sections 3(b)(1) or 3(b)(2) of the 1940 Act from the definition of investment company, “it must both control the companies it claims to do business through and actively exercise that control, i.e., it must engage in the noninvestment company business “through” the controlled subsidiaries.” See Rule 3a-1 Proposing Release, Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 at n.19 (Nov. 13, 1979).

IC is a holding company engaged in several lines of business through companies in which it owns various stakes. Some of these companies are wholly-owned subsidiaries of IC, some are majority owned, some are primarily controlled. These companies were originally organized by IC or IC’s stake in these companies was acquired, as the case may be, for the purpose of actively engaging in such companies’ lines of business or developing a strategic relationship with the company, rather than for the purpose of making a profit in the sale of such companies’ securities. IC has held interests in each of the companies that will be held by the Company for periods ranging from more than forty years to in some cases seven years, and during that time has been actively engaged in such businesses through its stake in those companies.

IC is spinning off the Company, and the businesses to be contributed to the Company, to enhance value for its shareholders by improving the market’s understanding of its individual holdings, enhancing flexibility for these businesses, and improving the ability to pursue more focused strategies and capital structures that are appropriate for each business’ industry and development.

Upon the consummation of the spin-off, the Company intends to primarily engage in the growth and development of its primary businesses, IC Power and Qoros. Each of these primary businesses was founded by IC. IC established IC Power as a wholly-owned subsidiary of IC in 2007 for the purpose of engaging in the power generation business. Qoros was formed in 2007 as a joint venture by IC and a Chinese automaker. The Company’s primary focus, as discussed in the Amendment, will be to continue to operate and develop these core businesses, with the goal of expanding their operations through new growth prospects. The Company intends to remain a majority or primary controlling shareholder in each of its primary businesses for as long as it owns these businesses. As noted above, these core businesses represent approximately 69% of the Company’s total assets as of June 30, 2014. Therefore, under Section 3(a)(1) of the 1940 Act, the Company is not an investment company. The Company does not hold itself out as being, and is not actually, engaged primarily in the business of investing, reinvesting, or trading in securities. In addition, the Company does not hold “investment securities” (as defined in the 1940 Act) having a value exceeding 40% of the value of the Company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Even if the Company were to be engaged in the acquisition and disposition of its non-primary subsidiaries to maximize profits, which as we discuss below is not the case, the Company would not be a “special situations investment company” because such assets would constitute less than 40% of the Company’s total assets and such acquisitions and dispositions would not represent the Company’s primary business. The Company is primarily engaged in the power generation and automotive businesses through its growth and development of its primary businesses.

In addition to its primary businesses, the Company holds interests in the following non-primary businesses:

•	ZIM, a provider of global container shipping services, in which IC acquired an equity interest in 1970, and currently holds a 32% equity interest;

•	Tower, a publicly held global specialty foundry semiconductor manufacturer, in which IC acquired an equity interest in 1993, and currently holds a 31% equity interest; and

•	three renewable energy businesses:

•	Primus, a developer and owner of a proprietary natural gas-to-liquid technology process, in which IC acquired an equity interest in 2007, and currently holds a 91% equity interest;

•	Petrotec, a European producer of biodiesel generated from used cooking oil, in which IC acquired an equity interest in 2008, and currently holds a 69% equity interest[1]; and

•	HelioFocus, a developer of dish technologies for solar thermal power fields, in which IC acquired an equity interest in 2008, and currently holds a 70% equity interest.

The Company intends to monetize or distribute its interests in its non-primary businesses over time, and subject to factors specific to each business and market condition and other relevant information, in order to focus on the growth and development of its primary businesses. In doing so, the Company naturally will seek to maximize the value it can obtain for these businesses on behalf of itself and its shareholders. For example, if one of these businesses could operate on a stand-alone basis and the Company does not need to raise additional capital for its primary businesses at that time, it may distribute its interests in this business to its shareholders. If the Company needs to raise additional capital for its primary businesses, it may seek to monetize its interests in one of its non-primary businesses. In each of these cases, the Company’s distribution or monetization of its non-primary interests is intended to maximize value for the Company’s shareholders by growing and developing its primary businesses and by exiting non-primary business lines, not to maximize profits by buying securities of a company with the intent to generate profits from the sale of those securities.

1.	As set forth in the Amendment, IC Green, the wholly-owned subsidiary through which the Company will own Petrotec upon the consummation of the spin-off, recently agreed to monetize its equity interest in Petrotec for a combination of cash and shares of the publicly-listed domestic entity purchasing Petrotec. The Company expects to sell such securities, subject to transfer restrictions and market conditions. As of June 30, 2014, Petrotec represented approximately 1% of the Company’s assets. Therefore, the sale of Petrotec (and the receipt of consideration therefor, as described above) does not impact the Company’s investment status under Section 3(c)(1) of the 1940 Act.

Loan Lauren P. Nguyen

December 19, 2014

We do not believe that the Company’s monetization or distribution of its non-primary businesses, which will occur over time based on factors specific to each business, market conditions and other relevant information, should lead to a conclusion that the Company has acquired and intends to dispose of such businesses “for the primary purpose of making a profit in the sale of the securities of such companies.” See In the Matter of Frobisher Limited, 27 S.E.C. 944 (March 30, 1948). The Company’s businesses were acquired by the Company in connection with its spin-off from IC and any monetizations and/or distributions of the Company’s non-primary businesses would be consistent with the Company’s intent to primarily focus on the growth and development of its primary businesses, and is not for the primary purpose of making a profit from the purchase and sale of securities of those businesses. In fact, each of the Company’s primary holdings have held and operated by IC for over seven years and some of its non-primary holdings were originally acquired by IC more than forty years ago. As noted above, the Company intends to remain a majority or controlling shareholder in each of its primary businesses for as long as it continues to own these businesses. Additionally, as noted in the Amendment, it will be the Company’s policy not to acquire interests in new companies outside its existing businesses, so the Company will not be seeking out or shifting holdings from one investment to another in search of profits, and provides further evidence that any monetization or distribution of these non-primary businesses would be primarily motivated by the Company’s intent to focus on its core business lines, IC Power and Qoros and not to maximize profits through the purchase and sale of securities. Finally, the nature of the Company’s disclosure throughout the Amendment is consistent with that of other operating companies. For example, the Company’s primary operational risks are (i) related to its ability to continue to fund the growth and development of its primary businesses, in particular, Qoros, in light of its significant capital requirements, and (ii) risks related to operating in the power generation and automotive industries, as opposed to risks related to the Company’s inability to sell or acquire interests in assets at desirable prices, or to dispose of such interests in an optimal manner.

We are unaware of any instance in which the Commission or the Staff has concluded that a diversified industrial holding company primarily engaged in operating business through certain of its subsidiaries is a special situations investment company, as a result of disposing of certain businesses in order to focus on its primary businesses, nor would the reasoning of the Commission’s or Staff’s analysis of special situations investment companies lead to such a conclusion. Diversified holding companies like General Electric regularly move in and out business lines and neither the Commission nor the Staff has ever asserted that companies like General Electric are special situation investment companies.

Finally, we wish to address disclosure in the Amendment regarding IC Power, which may have given rise, in part, to the Staff’s comment. IC Power invests in projects that IC Power expects to generate attractive, risk-adjusted returns, using operating cash flows, project or other financing at the IC Power level, as well as proceeds resulting from IC Power’s selective dispositions of assets. This disclosure refers not to the Company’s acquisition and disposition of securities investments, but to IC Power’s financing, acquisition and disposition of energy operating assets in the course of its power generation business. In order to maximize returns, IC Power could, for example, sell a gas power plant, which is no longer generating desired returns on investments, and use the proceeds to finance the construction or acquisition of a hydroelectric plant. Such activities by IC Power should have no relevance to the determination that the Company is not a special situations investment company.

Information on Business Segments, page 22

IC Power, page 26

3.	We note from your disclosure in footnote (1) that with respect to your “IC Power” reporting segment, you define “EBITDA” for each period as income (loss) for the year before finance income and expenses, depreciation and amortization and income tax expense of IC Power and its consolidated subsidiaries, excluding share in profit of associated companies and excluding income recognized from recognition of negative goodwill. However, it appears from the table disclosing the reconciliation of EBITDA, that the calculation of EBITDA does not actually exclude income recognized from recognition of negative goodwill and that the amount related to negative goodwill is only eliminated in the calculation of Proportional EBITDA. Please revise your definition of EBITDA in this footnote as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 26 of the Amendment.

Loan Lauren P. Nguyen

December 19, 2014

Unaudited Pro Forma Financial Information June 30, 2014, page 28

Notes to Pro Forma Condensed Combined Carve-Out Financial Statements, page 34

Note 2. Pro Forma Adjustments, page 34

4.	Please revise your disclosure in footnote 2(d) to explain the nature of the amounts included in the purchase price allocation effect column and how those amounts were calculated or determined

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 35 of the Amendment.

Background to and Purpose of the Spin-Off, page 97

5.	With respect to your non-primary interests, you state that you intend to distribute the respective shares or proceeds derived from the sale of such shares to your shareholders. However, we note that you state on page 107 that you intend to distribute the proceeds to your shareholders or use such proceeds to repay amounts owing under your credit facility. Please reconcile the disclosures or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 12, 14, 97, 104, 106, 107 and 180 of the Amendment.

Owned Vessels, page 163

6.	We note your response to our prior comment 3. We also note your response letter to us dated September 16, 2014 wherein you state that you do not charter out your owned vessels. Please revise to provide sufficient detail describing the revenue generating arrangements for your owned vessels.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 161 of the Amendment.

Further, the Company advises the Staff that, as of June 30, 2014, none of ZIM’s owned vessels were chartered to third parties under revenue generating arrangements. Although ZIM has, in the past, chartered out owned vessels to third parties for varying periods of time, ZIM does not regularly charter out its owned vessels in any material fashion and, furthermore, ZIM has not generated material income from this infrequent chartering. As ZIM operates in the liner shipping sector, substantially all of ZIM’s revenue has been, and is, derived from fees paid to ZIM in exchange for transportation services provided by ZIM (through ZIM’s deployment of vessels it owns or charters from third-party charterers) to ZIM’s customers.

Material Factors Affecting Results of Operations, page 186

Operating Results, page 203

Other Income, page 215

7.	We note your explanation of the decrease in other income as related to the decline in your gains on sale of property, plant and equipment, which was the result of ZIM’s sale of a portion of its interest in a logistics company and two container manufacturing companies. In light of the fact that this appears to be the same reason disclosed for the gain on disposal of investees in 2013, please tell us and revise your disclosure to explain the nature of other income recognized in both 2013 and 2012.

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 215 of the Amendment.

Further, the Company advises the Staff that, in 2012, the Company’s “other income” consisted primarily of (i) a $31 million gain on sale of property, plant and equipment, primarily resulting from sale and leaseback transactions in respect of certain of ZIM’s containers; and (ii) a $5 million gain from dilution, primarily relating to a change in the Company’s equity interest in Tower as a result of the Company’s exercise of certain options and warrants held by it.

In 2013, the Company’s “other income” consisted primarily of a $28 million gain on sale of property, plant and equipment, primarily resulting from sale and leaseback transactions in respect of certain of ZIM’s containers.

Loan Lauren P. Nguyen

December 19, 2014

Condensed Interim Combined Carve-Out Financial Statements for the Six Months Ended June 30, 2014

Notes to the Condensed Interim Combined Carve-Out Financial Statements, page F-10

Note 7. Events Occurring Subsequent to the Period of the Report, page F-25

8.	We note from your disclosure in subparagraph (M) that in September 2014, a subsidiary of Inkia performed an impairment analysis due to updating its five-year budget as a result of a downward trend in its results, combined with anticipated impacts of recent political changes which affects the power generation business and expectations of an increase in operating costs and unchanged electricity price. As a result, the subsidiary determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $35 million. Please tell us why you believe it is appropriate not to record this impairment charge in the six months ended June 30, 2014. As part of your response, please tell us if any of these indicators of impairment (or any others outlined in paragraph 12 of IAS 36) existed as of June 30, 2014, related to this subsidiary.

Response:

In response to the Staff’s comment, the Company advises the Staff that, at the end of each reporting period, the Company and IC Power undertake an assessment as to whether there is any indication that any of the CGUs relating to it may be impaired. Such assessments are based on the guidance set forth in paragraph 12 of IAS 36.

As of June 30, 2014, no indicators of impairment existed. Therefore, the Company did not measure the recoverable amount of any of its CGUs or record an impairment charge for the six months ended June 30, 2014.

In September 2014, all subsidiaries of IC Power updated their five-year budget. One of them reflected a downward trend in the subsidiary’s forecasted results of operations. IC Power considered the revised budget in light of the anticipated effects on the power generation business resulting from elections held in early fourth quarter of 2014 within the local government of the country in which the subsidiary operates, including an anticipated increase in the subsidiary’s operating costs and an expectation of unchanged electricity prices, each of which were expected to lead to a decrease in the subsidiary’s profitability, to be indicators of impairment.

As the triggering events of IC Power’s impairment analysis, and the resulting impairment charge, occurred between September and October 2014, the Company did not record this charge in its results of operations for the six months ended June 30, 2014. The Company advises the Staff that it will appropriately reflect this impairment charge in its financial statements for the twelve months ended December 31, 2014.

Note 5. Additional Information, page F-14

(A) I.C. Power, page F-14

9.	We note your disclosure that during 2014 you acquired AEI Nicaragua and AEI Jamaica for a total purchase price of $54 million (which was adjusted to $51 million) and which resulted in a bargain purchase gain of $39 million. Please tell us how you reassessed whether you correctly identified all of the assets acquired and all of the liabilities assumed and how you recognized any additional assets or liabilities, as applicable, that were identified in that review. See guidance in paragraph 36 of IFRS 3.

Response:

The final consideration paid by IC Power for AEI Nicaragua and AEI Jamaica, after post-closing adjustments, was $51 million. After undertaking the valuation procedures set forth below, the Company recorded a $39 million bargain purchase gain on a provisional basis, as permitted by IFRS 3. The Company believes it was able to achieve this bargain as a result of:

•	The seller’s need to consummate the transaction, liquidate its position, and unwind the various energy generation holdings within its fund;

•	A lack of alternative, competing buyers, due to the seller’s interest in selling AEI Nicaragua and AEI Jamaica together, and not on a piecemeal basis, for reasons of efficiency and time constraints; and

•	The relatively low interest in Nicaragua and Jamaica held by other international power generation companies.

Loan Lauren P. Nguyen

December 19, 2014

At the time of IC Power’s purchase of AEI Nicaragua and AEI Jamaica, the Company recorded the identifiable assets acquired, the liabilities assumed, the non-controlling interests in the acquired entities, and the consideration transferred, through its application of the following procedures:

•	The Company employed an independent appraiser to provide a valuation of the fair market value of the fixed assets; and

•	The Company employed a valuation firm to provide a valuation of the intangibles, which were valued at the fair market value of the entity’s power purchase agreements;

Furthermore, following initial indications that a bargain purchase gain might be recognized from the acquisitions of AEI Nicaragua and AEI Jamaica, the Company engaged an independent international public accounting firm with recognized expertise in valuation services to review the valuation of the identifiable assets and liabilities acquired. The Company recognized additional assets and liabilities as follows:

•	Contingent liabilities were valued at fair market values determined by the average probability based upon the advice received from third-party legal advisors; and

•	The fair market value of the non-controlling interests in the acquired entities were based upon a proportional basis of the net assets identified on the relevant date of acquisition.

The Company also completed due diligence procedures on the financial statements of each of AEI Nicaragua and AEI Jamaica prior to completing these acquisitions. As a result of the above, the Company advises the Staff that the Company believes it considered all available information as of the acquisition date (and through the current reporting date) to measure the fair value at the acquisition date for the identifiable assets acquired, the liabilities assumed, the non-controlling interests in the acquired entities, and the consideration transferred.

(B) ZIM Integrated Shipping Services Ltd, page F-17

10.	We note your disclosure that ZIM undertook to scrap eight vessels during the period of sixteen months from the effective date of the restructuring. Accordingly, as at the effective date of the restructuring (July 16, 2014), such vessels will be classified as held for sale and, as a result, impairment in an amount of $108 million will be recorded in ZIM’s 2014 financial statements under other operating expenses. Please explain to us how you considered this pending disposition of vessels as an impairment indicator as of June 30, 2014. If you performed an impairment analysis of these vessels as of that date, please explain to us why you do not believe it is appropriate to record an impairment charge as of June 30, 2014. If you did not perform an impairment analysis on these eight vessels as of June 30, 2014, please explain to us why such impairment was not performed.

Response:

In response to the Staff’s comment, the Company advises the Staff that ZIM, which operates an integrated network liner activity, has a single cash generating unit (“CGU”) as defined under IAS 36, which consists of all of ZIM’s assets. ZIM’s assets and vessels in particular, do not generate cash inflows that are largely independent of those from other assets. As a result, the smallest group of assets that generates independent inflows, in accordance with paragraph 68 IAS 36, is all of ZIM’s assets. Therefore, an impairment analysis of each individual vessel is not required in connection with ZIM’s impairment testing. Additionally, as no impairment indicators existed of June 30, 2014, no impairment test was required to be performed. It should be noted that ZIM conducted its last impairment test on December 31, 2013.

Pursuant to ZIM’s debt restructuring agreement, which was approved on July 16, 2014, ZIM undertook to dispose of eight vessels (the “Vessels”) no later than 16-months after July 16, 2014, in order to repay specific loans for which the Vessels were pledged. Due to such commitment, upon the approval of the restructuring agreement, in the third quarter of 2014, ZIM classified the Vessels as held for sale in accordance with IFRS 5 and accordingly adjusted their carrying amount to their fair value, less their cost to sell.

As of June 30, 2014, the restructuring arrangement was non-binding and was subject to the approvals of ZIM’s financial creditors and other entities relevant to the arrangement, including approvals of the non-controlling interests of IC and the Israeli Supreme Court in respect of ZIM’s Special State Share. Therefore, as of June 30, 2014 the criteria for the classification of the Vessels as held for sale according to IFRS 5 were not met and, as a result, the requirement to measure the Vessels at the lower of carrying amount and fair value, less their cost to sell, did not apply. This requirement was not triggered until the third quarter of 2014, when the necessary approvals were obtained from the various stakeholders, the judgment of the Israeli Supreme Court in respect of ZIM’s Special State Share was obtained, and the restructuring was officially completed and binding.

Loan Lauren P. Nguyen

December 19, 2014

Finally, the Company notes, for the benefit of the Staff, that the timing of recognition of the impairment loss in respect of the Vessels is consistent with the recognition date of all other “day one” effects of ZIM’s restructuring, including the income recorded as a result of the debt modification and deferred tax income effects, which were recognized on the same date. Additionally, the impairment loss, together with the other “day one” effects of ZIM’s restructuring, will not have a net impact on the Company’s third quarter financial statements, as such loss will be offset by a gain of the same amount resulting from the Company’s loss of control over ZIM.

*        *        *

Loan Lauren P. Nguyen

December 19, 2014

Should the Staff have any questions or comments, please contact me at +44 207 519 7183 or james.mcdonald@skadden.com.

Sincerely,

James A. McDonald, Esq. Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Kristin Shifflett

Claire Erlanger

John Dana Brown

Kenon Holdings Ltd.

Yoav Doppelt

Robert Rosen

Laurence Charney

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Scott Simpson, Esq.